THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G AMENDMENT FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION



                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549


                             SCHEDULE 13G

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1)




                          HENRY SCHEIN, INC.
                           (Name of issuer)



                Common Stock, par value $0.01 per share
                    (Title of class of securities)



                              8064707102
                            (CUSIP number)






* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











1    NAME OF REPORTING PERSON
     Voting Trust under Agreement dated September 30, 1994

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [x]



3    SEC USE ONLY



4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Not applicable


     NUMBER OF           5    SOLE VOTING POWER        0
     SHARES
     BENEFICIALLY        6    SHARED VOTING POWER      2,826,571
     OWNED BY
     EACH                7    SOLE DISPOSITIVE POWER   0
     REPORTING
     PERSON              8    SHARED DISPOSITIVE POWER 0
     WITH


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,826,571



10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [x]



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     12.8%



12   TYPE OF REPORTING PERSON*
     00





              *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a).     Name of Issuer:

     The name of the Issuer is Henry Schein, Inc. (the
"Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The address of the Company's principal executive office is 135 Duryea Road, Melville, New York 11747.

Item 2(a).     Name of Person Filing:

     The name of the person filing is the Voting Trust under Agreement dated September 30, 1994 (the "Voting Trust").

Item 2(b).     Address of Principal Business Office or, if None,
Residence:

     The address of the Voting Trust's principal business office is c/o Stanley M. Bergman, Voting Trustee, Henry Schein, Inc.,
135 Duryea Road, Melville, New York 11747.

Item 2(c).     Citizenship:

     Not applicable.

Item 2(d).     Title of Class of Securities

     This Schedule relates to the Common Stock, par value $.01 per share ("Common Stock") of the Company.

Item 2(e).     CUSIP Number:

     The CUSIP number of the Common Stock is 806407102.

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
                         Not Applicable

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b)  [ ]  Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
               Retirement Income Security Act of 1974 or
               Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

     (g)  [ ]  Parent Holding Company, in accordance with
               240.13d-1(b)(1)(ii)(G) (Note:  See Item 7)

     (h)  [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(H)


Item 4.   Ownership

     As of December 31, 1996, the Voting Trust was the beneficial owner of 2,826,571** shares of Common Stock, which represents 12.8% of the class. As of December 31, 1996, the Voting Trust shared the power to vote, or direct the vote of, 2,826,571 shares of Common Stock, pursuant to the Voting Trust Agreement (the "Voting Trust Agreement") dated September 30, 1994 among the Company, the Estate of Jacob M. Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 9, 1994, the Trust established by Martin Sperber under Trust Agreement dated September 19, 1994, management stockholders of the Company, and Stanley M. Bergman, as voting trustee. Of the 2,826,571 shares of Common Stock held in the Voting Trust, 2,627,812 shares are currently outstanding and 198,759 shares represent stock options held by certain management stockholders party to the Voting Trust Agreement, which stock options are exercisable within 60 days of December 31, 1996 and which upon exercise would be subject to the Voting Trust.

Item 5.   Ownership of Five Percent or Less of a Class

     Not applicable.



** Does not include (i) 201,065 shares of Common Stock owned by Stanley M. Bergman, (ii) 280,008 shares of Common Stock which Mr. Bergman shares the power to vote, or direct the disposition of, in his capacity as voting trustee under a separate voting trust agreement, and (iii) 4,958,626 shares of Common Stock (other than the shares included in Item 4) held by certain other stockholders of the Company that are subject to the Amended and Restated HSI Agreement ("HSI Agreement"), dated as of February 16, 1994, between certain of the Company's stockholders and the Company, which generally provides that (a) the Voting Trust, Pamela Schein, the Trust established by Pamela Joseph under Trust Agreement dated February 14, 1994, Marvin H. Schein, Stanley M. Bergman, Martin Sperber, James P. Breslawski, and Steven Paladino, (b) the spouse (or former spouse), children, grandchildren or direct lineal descendants of, or parents of, any of the persons in (a), (c) any estate of the persons in (b), (d) any executor, guardian, committee, or other fiduciary acting in such capacity (and the estates and trusts for which they so act) solely on behalf or for the benefit of any person referred to in (a) or (b), and (e) any entity owned exclusively by any person referred to in (a) and/or the individuals or entities referred to in (b), (c) or (d), must vote all shares of the Company's voting securities over which they have voting control for the Company's nominees to the Board of Directors, which nominees are selected in part by each of Stanley M. Bergman, Marvin
     H. Schein, Pamela Joseph, and Pamela Schein. Pursuant to the HSI Agreement, Stanley M. Bergman, Marvin H. Schein, Pamela Joseph, and Pamela Schein will each select a certain number of nominees for the Company's Board of Directors in accordance with the HSI Agreement until the earlier of the termination of the Voting Trust or January 1, 1999, subject to extension under certain conditions to January 1, 2004, unless certain changes occur in Marvin Schein's ownership of Common Stock or other changes occur in the Company's management. Currently, Mr. Schein, Ms. Joseph, and Ms. Schein are entitled to select one nominee each to the Board of Directors and Mr. Bergman is entitled to select the remaining nominees to the Board of Directors. The Voting Trust disclaims beneficial ownership of such shares.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

     The stockholders which are parties to the Voting Trust Agreement have the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,826,571 shares of Common Stock subject to the Voting Trust. The revocable trust established by Pamela Schein under Trust Agreement dated October 26, 1994 has the sole power to direct the receipt of dividends from, or the proceeds from the sale of, 1,642,504, of the shares of Common Stock subject to the Voting Trust, which represents 7.4% of the outstanding Common Stock.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company

     Not applicable.

Item 8.   Identification and Classification of Members of the
          Group

     Not applicable.

Item 9.   Notice of Dissolution of the Group

     Not applicable.

Item 10.  Certification

     Not applicable.






                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1997





                              /s/Stanley M. Bergman
                              Stanley M. Bergman,
                              as Voting Trustee under
                              Agreement dated September 30, 1994